Exhibit 12.1

EQUITY INNS, INC.
STATEMENT REGARDING COMPUTATION OF RATIOS
(Dollars in Thousands)

	Years Ended
	2006	2005	2004	2003	2002

Income (loss) before minority interests and income taxes	$21,529	$21,549	$7,175	$588	$1,415

Fixed charges
Interest expense, net	$40,021	$35,469	$28,635	$28,692	$29,488

Total fixed charges	$40,021	$35,469	$28,635	$28,692	$29,488

Earnings before fixed charges	$61,550	$57,018	$35,810	$29,280	$30,903

Ratio of earnings/fixed charges	1.54	1.61	1.25	1.02	1.05

Preferred dividends	$11,734	$7,547	$7,547	$6,823	$6,531

Fixed charges, including preferred dividends	$51,755	$43,016	$36,182	$35,515	$36,019

Ratio of earnings/fixed charges and preferred dividends	1.19	1.33	0.99	0.82	0.86